Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: October 28, 2004

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ROYAL DUTCH SHELL PLC, ROYAL DUTCH PETROLEUM COMPANY AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY ON OCTOBER 28, 2004.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

FOR IMMEDIATE RELEASE 28 OCTOBER 2004

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE
PETROLEUM MAATSCHAPPIJ (“RD”) AND THE “SHELL” TRANSPORT
AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“ST&T”)

ROYAL DUTCH / SHELL PROPOSES
ONE COMPANY, ONE BOARD AND ONE CHIEF EXECUTIVE

The Boards of RD and ST&T have unanimously agreed to propose to their shareholders the unification of the Royal Dutch / Shell Group of Companies under a single parent company, Royal Dutch Shell plc. Real reforms in management and governance structure are also planned.

The Boards believe that implementation of these proposals will strengthen the Group and deliver significant benefits:

•	Clarity and Simplicity: one listed company, one Board, one Chairman and one Chief Executive.

•	Efficiency: streamlined decision-making with clear lines of authority and an empowered Chief Executive.

•	Accountability: clarity in governance, reporting relationships and responsibilities.

Key Proposals

The proposals include the following features:

•	RD and ST&T will unify under one new parent company, Royal Dutch Shell plc (“Royal Dutch Shell”) (the “Transaction”). The new single parent company will be incorporated in the UK and headquartered and tax resident in The Netherlands.

•	Reflecting the current ‘60:40’ ownership of the Royal Dutch / Shell Group of Companies (the “Group”) by RD and ST&T, RD shareholders will be offered 60 per cent of the issued share capital of Royal Dutch Shell and ST&T shareholders will be offered 40 per cent.

•	Royal Dutch Shell will have a single tier Board of Directors chaired by a non-executive Chairman.

•	With immediate effect, Mr Jeroen van der Veer will become the first Chief Executive of the Group. He will have full executive authority and be empowered to drive strategy implementation, operational delivery and cultural change.

•	Mr Aad Jacobs will be the non-executive Chairman until his previously planned retirement at the Annual General Meeting (“AGM”) in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor will start immediately. Lord Kerr will be the Deputy Chairman of the Board and senior independent non-executive Director.

•	Royal Dutch Shell’s Board will have a majority of independent non-executive Directors and will initially consist of ten non-executive and five executive Directors. The ten non-executives will initially be drawn from the seven members of the RD Supervisory Board and the nine non-executive members of the ST&T Board. Of these ten non-executives, five are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008.

•	Reporting to the Chief Executive from today will be: Mr Peter Voser, Chief Financial Officer; Mr Malcolm Brinded, Executive Director of Exploration and Production; Ms Linda Cook, Executive Director of Gas and Power; and Mr Rob Routs, Executive Director of Oil Products and Chemicals. The Committee of Managing Directors will be abolished.

•	The current split central offices will be consolidated into a single headquarters in The Netherlands, where the Board and substantially all of the senior management will be based. A substantial presence will be maintained in the UK, which will remain the base of the global Downstream (Oil Products and Chemicals) and Trading businesses.

•	Royal Dutch Shell will apply for its shares to be listed and admitted to trading in London, Amsterdam and, in the form of American Depositary Receipts (“ADRs”), New York.

•	Following consultation with FTSE International, the Boards are confident that Royal Dutch Shell will be included in the FTSE All-Share and FTSE 100 indices with a weighting reflecting its full market capitalisation.

•	To preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell will have ‘A’ and ‘B’ shares. It is envisaged that RD shareholders will receive ‘A’ shares and Dutch-sourced dividends while ST&T shareholders will receive ‘B’ shares and UK-sourced dividends. These ‘A’ and ‘B’ shares will otherwise be identical and will vote together as a single class on all matters and have dividends of the same amount declared.

•	Dividends will be paid quarterly (as opposed to semi-annually currently) starting with the dividend for the first quarter of 2005. Dividends will be declared in Euros but the holders of ‘B’ shares will receive dividend payments in Pounds Sterling and holders of ADRs in US Dollars. Royal Dutch Shell will continue to seek to increase dividends at least in line with inflation over time.

Implementation

The proposals are expected to be implemented through (i) a public exchange offer by Royal Dutch Shell for the RD ordinary shares (the “Tender Offer”) and (ii) the acquisition of ST&T by Royal Dutch Shell pursuant to a Scheme of Arrangement of ST&T under section 425 of the UK Companies Act 1985 (the “Scheme”). Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required.

The terms of the Transaction will provide that RD shareholders will be offered 60 per cent of the issued ordinary shares in Royal Dutch Shell and ST&T shareholders will be offered 40 per cent of the issued ordinary shares in Royal Dutch Shell. There are currently 2,074,400,000 RD ordinary shares and 9,624,900,000 ST&T ordinary shares in issue and therefore the exchange terms are expected to be that:

•	RD ordinary shareholders will be offered two ‘A’ shares in Royal Dutch Shell for every one RD share currently owned; and

•	ST&T ordinary shareholders will be offered approximately 0.2874 ‘B’ shares in Royal Dutch Shell for every one ST&T share currently owned.

US and other shareholders of RD and ST&T will have the option of receiving ADRs (which will represent two Royal Dutch Shell shares).

The conditions to both the Tender Offer and the Scheme must be satisfied for the proposals to be implemented. Implementation of the proposed Transaction will be subject to votes of the shareholders of RD and ST&T that are expected to take place on 22 April 2005, the same day as their respective AGMs. It is expected that the Transaction will complete in May 2005 and that Royal Dutch Shell will report its first set of full financial results for the six months to 30 June 2005.

Aad Jacobs, Chairman of RD, said today: “Today’s announcement is an historic step forward for the Royal Dutch / Shell Group and has the unanimous support of the Boards. The proposals build on the best characteristics of the Group and promise significant benefits for our global business.”

Lord Oxburgh, Chairman of ST&T, said today: “The Boards appreciate the support of shareholders and the feedback we have received throughout what has been an extensive process. The proposals are far reaching and we believe that they offer great benefits to shareholders and everyone with an interest in the Group.”

Jeroen van der Veer, Chief Executive, said today: “I am honoured to be the first Chief Executive of Royal Dutch Shell. There is much to be done to deliver our strategy and priorities but I believe that these proposals will help propel this Group forward and they provide the necessary platform for me and my executive team to deliver improved performance and results across all our businesses.”

This summary should be read in conjunction with the full text of this announcement.

Enquiries:

Media

Stuart Bruseth	+44 20 7934 6238	Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453	Lisa Givert	+44 20 7934 2914
Herman Kievits +31 70 377 8750

Investor Relations

UK: David Lawrence +44 20 7934 3855 or Gerard Paulides +44 20 7934 6287

Europe: Bart van der Steenstraten +31 70 377 3996
USA: Harold Hatchett +1 212 218 3112

Citigroup Global Markets Limited (“Citigroup”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to the proposals.

NM Rothschild & Sons Limited (“Rothschild”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Rothschild, nor for providing advice in relation to the proposals.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for RD (and has provided certain financial services, and following consummation of the Transaction may provide certain financial or investment banking services to Royal Dutch Shell) and nobody else in connection with the proposals and will not be responsible to anyone other than RD and Royal Dutch Shell for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the proposals.

Deutsche Bank AG London (“Deutsche Bank”) is acting for ST&T and nobody else in connection with the proposals and will not be responsible to anyone other than ST&T for providing the protections afforded to clients of Deutsche Bank, nor for providing advice in relation to the proposals.

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposal available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This announcement does not constitute an offer or invitation to subscribe for securities. If the proposals described in this announcement are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposals, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus in the event that they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus are expected to be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in March 2005.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of ST&T, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of ST&T is required to disclose by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by Royal Dutch Shell, RD or ST&T or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

FOR IMMEDIATE RELEASE 28 OCTOBER 2004

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“RD”) AND THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“ST&T”)

ROYAL DUTCH / SHELL PROPOSES
ONE COMPANY, ONE BOARD AND ONE CHIEF EXECUTIVE

1.	Background to review

As announced on 18 March and 17 June 2004, a review of the structure and overall governance of the Royal Dutch / Shell Group of Companies (the “Group”) has been carried out by a Steering Group drawn from the Boards of the two parent companies, RD and ST&T.

The terms of reference of the Steering Group were to consider: (i) how to simplify the Boards and Group management structures; (ii) how decision-making processes and accountability could be improved; and (iii) ways in which effective leadership for the Group as a whole could be enhanced. The Steering Group was chaired by Lord Kerr and its members were Mr Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Mr Jeroen van der Veer. The Steering Group was advised by Citigroup and Rothschild as well as external legal advisers and has considered a wide range of possible structures to meet the objectives of the review.

Throughout the last few months, members of the Steering Group have heard the views of a large number of shareholders from The Netherlands, the UK, the US and elsewhere. Members of the Steering Group have also met with shareholder bodies in the UK and The Netherlands.

The Steering Group reported to the Boards of RD and ST&T who, having considered the conclusions of the review, expect to recommend to their respective shareholders the proposals set out in this announcement.

2.	New corporate structure

The Boards of RD and ST&T have agreed to propose to their shareholders that the existing two parent companies will become subsidiaries of a single new holding company, Royal Dutch Shell plc (“Royal Dutch Shell”) (the “Transaction”). A definitive agreement will only be entered into after appropriate consultation with competent employee representative bodies.

Royal Dutch Shell will be incorporated in England and Wales and tax resident in The Netherlands. There will be a single corporate headquarters in The Netherlands. In practice, this will mean that:

•	Board, Board Committee and Executive Committee meetings of Royal Dutch Shell will normally be held in The Netherlands;

•	Substantially all members of the Executive Committee and most of the heads of key corporate functions will have their main offices and carry out their managerial activities in The Netherlands;

•	As is currently the case, a majority of the main global businesses of the Group will have their effective place of management in The Netherlands;

•	A substantial presence will be maintained in the UK where the global Downstream (Oil Products & Chemicals) and Trading businesses will continue to be based;

•	Certain corporate functions will continue to be based in London, including Treasury and Investor Relations; and

•	The Group will continue to have substantial operating activities and investments located in both The Netherlands and the UK and in both Upstream and Downstream businesses.

The Boards believe that centralising the current split central offices into a single headquarters will lead to management efficiencies. The choice of The Netherlands as the headquarters is natural given the Group’s history and the businesses already based there. We currently expect that approximately 200 employees will be affected by the move to a single headquarters.

Dutch tax residency is beneficial for the Group. Maintaining a single headquarters in The Netherlands preserves this position. From a tax perspective, the Transaction is broadly neutral for the Group.

RD shareholders will be offered 60 per cent of the issued share capital of Royal Dutch Shell and ST&T shareholders will be offered 40 per cent. This sharing of economic ownership reflects the terms of the existing ownership of the Group by RD and ST&T. Following implementation of the proposals, the terms of the existing relationship between RD and ST&T and their ownership of Group assets will no longer be relevant.

To preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell will have ‘A’ and ‘B’ shares. It is envisaged that RD shareholders will receive ‘A’ shares and Dutch-sourced dividends while ST&T shareholders will receive ‘B’ shares and UK-sourced dividends. These ‘A’ and ‘B’ shares will otherwise be identical and will vote together as a single class on all matters and have dividends of the same amount declared on them. Further details of the dividend access mechanism by which UK-sourced dividends will be paid to the holders of the ‘B’ shares are set out in section 7 below.

Application will be made for Royal Dutch Shell’s shares to be listed on the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange. Application will also be made to list Royal Dutch Shell’s shares on Euronext Amsterdam N.V. In addition, Royal Dutch Shell will apply to list its American Depositary Receipts (“ADRs”) on the New York Stock Exchange.

Following consultation with FTSE International, the Boards are confident that Royal Dutch Shell will be included in the FTSE All-Share and FTSE 100 indices with a weighting reflecting its full market capitalisation, with effect from completion of the Transaction.

3.	Leadership and governance

The senior management structure of the Group will be simplified. Royal Dutch Shell will have a single-tier Board of Directors headed by a non-executive Chairman, with management led by a Chief Executive.

Mr Aad Jacobs will be the non-executive Chairman of Royal Dutch Shell with responsibility for leadership of the Board. Mr Jacobs will be the Chairman from completion of the Transaction until his previously planned retirement at Royal Dutch Shell’s annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor will commence immediately. Lord Kerr will be the Deputy Chairman of the Board and senior independent non-executive Director.

Mr Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He will have full executive authority and be empowered to drive strategy implementation, operational delivery and cultural change. Mr van der Veer will take on this role with immediate effect.

Reporting to Mr van der Veer from today will be: Mr Peter Voser, the Chief Financial Officer; Mr Malcolm Brinded, Executive Director of Exploration and Production; Ms Linda Cook, Executive Director of Gas and Power; and Mr Rob Routs, Executive Director of Oil Products and Chemicals. Mr van der Veer will chair an Executive Committee comprising himself and the four Executive Directors named above. The existing Committee of Managing Directors will be abolished with effect from completion of the Transaction.

The Board of Royal Dutch Shell will have a majority of independent non-executive Directors. It will initially comprise ten non-executives (including the Chairman) and five executives, as follows:

–	Aad Jacobs, Chairman, and Chairman of the Nominations and Succession Committee (3)

–	Lord Kerr, Deputy Chairman (and senior independent non-executive) (1) (3)

–	Jeroen van der Veer, Chief Executive

–	Peter Voser, Chief Financial Officer

–	Malcolm Brinded, Executive Director, Exploration & Production

–	Linda Cook, Executive Director, Gas and Power

–	Rob Routs, Executive Director, Oil Products and Chemicals

–	Maarten van den Bergh, non-executive (2)

–	Sir Peter Burt, non-executive (4)

–	Mary (Nina) Henderson, non-executive (2) (4)

–	Sir Peter Job, non-executive (1)

–	Wim Kok, non-executive, and Chairman of the Social Responsibility Committee (2)

–	Jonkheer Aarnout Loudon, non-executive, and Chairman of the Remuneration Committee (1) (3)

–	Christine Morin-Postel, non-executive (4)

–	Lawrence Ricciardi, non-executive, and Chairman of the Audit Committee (4)

(1)	Remuneration Committee	(2)	Social Responsibility Committee
(3)	Nominations and Succession Committee	(4)	Audit Committee

The remaining Directors will retire from the Boards of RD and ST&T at completion of the Transaction.

Six of the ten non-executive Directors initially on the Board have been drawn from the seven members of the RD Supervisory Board; four have been drawn from the nine non-executive directors of the ST&T Board. The selection of these non-executives brings diversity and appropriate business and professional experience, as well as achieving a suitable balance geographically. Future appointments will reflect these principles and the international character of the Group’s business, whilst preserving the benefits of the national origins, culture and heritage of the Group.

Five of the initial ten non-executive Directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. The retiring non-executive Directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Board’s supervision of the Group.

Royal Dutch Shell will observe best practice in corporate governance and will comply in all material respects with the UK Combined Code and applicable provisions of the U.S. Sarbanes-Oxley Act and the corporate governance rules of the New York Stock Exchange. In so doing, Royal Dutch Shell will also meet key objectives of the Dutch Tabaksblat Corporate Governance Code. After completion, Royal Dutch Shell will also be subject to the City Code on Takeovers and Mergers (the “City Code”).

4.	Benefits of the proposals

The Boards believe that implementation of the proposals will deliver significant benefits.

Clarity and Simplicity

A single, smaller Board for Royal Dutch Shell will provide benefits over the current dual Board governance structure.

The proposals will also deliver a simplified senior management structure for the Group and provide clarity of leadership under the Chief Executive. Specifically, the Committee of Managing Directors will be abolished on completion.

The Chief Executive will be empowered to drive strategy implementation, operational delivery and cultural change. To reinforce the focus on delivering the Group’s strategy and priorities, management will accelerate the existing programmes of standardising systems and processes and establishing global businesses and global operating models.

Efficiency

The Boards believe that the streamlined approach to senior management with clear lines of authority and an empowered Chief Executive will increase efficiency both in terms of decision-making and management processes generally.

In place of the current split corporate centres, there will be one headquarters. As this move is implemented the Boards expect that the centralisation of functions and the removal of duplication will provide further management efficiencies.

Accountability

The Boards believe that the revised governance and senior management structure has clear lines of authority and will increase the accountability of management to the Board of Royal Dutch Shell. In addition, the move from two Boards to a single Board and the appointment of a non-executive Chairman and a Chief Executive will improve the accountability of the Board and management of Royal Dutch Shell to all shareholders. The role of the Chief Financial Officer has also been expanded and strengthened.

5.	Financial flexibility

The current corporate structure has restricted the flexibility of the Group with regard to both debt and equity issuance. One of the benefits of the proposed structural changes is that these impediments are removed.

6.	Dividend policy

Dividends, currently paid to RD and ST&T shareholders every six months, will be paid on a quarterly basis starting with the dividend for the first quarter of 2005. It is expected that this dividend will be declared by Royal Dutch Shell. Royal Dutch Shell will declare its dividends in Euros but holders of ‘B’ shares will receive dividend payments in Pounds Sterling and holders of ADRs in US Dollars.

In setting the level of the dividend, the Board of Royal Dutch Shell will continue to seek to increase dividends at least in line with inflation over time, with the base for the 2005 financial year being the dividend paid by RD in respect of the financial year ending 31 December 2004.

The final dividend in respect of the 2004 financial year is expected to be paid by RD and ST&T to their respective shareholders as a second interim dividend. The dividend will be announced at the time of the Group’s preliminary results announcement in or about February 2005 and paid in March 2005.

The dividend in respect of the first quarter of the 2005 financial year, under the Group’s new quarterly dividend policy, is expected to be declared on or shortly after completion of the Transaction and paid within a month of declaration.

7.	Implementation

Process

The proposals are expected to be implemented through (i) a public exchange offer by Royal Dutch Shell for the RD ordinary shares (the “Tender Offer”) and (ii) the acquisition of ST&T by Royal Dutch Shell pursuant to a Scheme of Arrangement of ST&T under section 425 of the Companies Act 1985 (the “Scheme”).

Implementation of the Transaction and specifically the impact of having a single corporate headquarters in The Netherlands will be the subject of appropriate consultation with relevant employee representative bodies and others, as required.

It is expected that documents containing definitive proposals for the Transaction will be made available, and where applicable posted, to RD and ST&T shareholders in March 2005. Implementation of the proposed Transaction will be subject to votes of the shareholders of RD and ST&T, which are expected to take place on 22 April 2005, the same day as their respective AGMs.

The proposed Transaction is expected to complete in May 2005.

Share exchange terms

In order to effect the Transaction, holders of RD and ST&T shares will be offered Royal Dutch Shell shares. Under the proposed terms of the Transaction, RD ordinary shareholders will receive ‘A’ shares and ST&T ordinary shareholders will receive ‘B’

shares in Royal Dutch Shell. As discussed below, holders may also elect to receive Royal Dutch Shell ADRs.

Currently, RD owns 60 per cent of the Group and ST&T owns 40 per cent. The exchange terms offered to RD and ST&T shareholders are expected to reflect this. Accordingly, RD shares are expected to be exchanged for Royal Dutch Shell shares on the following basis:

for every one RD ordinary share currently owned, an RD shareholder will receive two Royal Dutch Shell ‘A’ shares

ST&T shares are expected to be exchanged for Royal Dutch Shell shares on the following basis:

for every one ST&T ordinary share currently owned, an ST&T shareholder will receive approximately 0.2874 Royal Dutch Shell ‘B’ shares

These expected exchange terms assume the current number of shares in issue, i.e. 2,074,400,000 ordinary RD shares and 9,624,900,000 ST&T ordinary shares. The exchange terms mean that, following completion of the Transaction, RD shareholders will hold 4,148,800,000 shares in Royal Dutch Shell (representing 60 per cent of its issued share capital), and ST&T shareholders will hold 2,765,866,667 shares in Royal Dutch Shell (representing 40 per cent of its issued share capital), assuming that all RD shareholders accept the Tender Offer.

Dividend access mechanism

The Boards believe that preserving the current tax treatment of dividends for shareholders is important. Accordingly, Royal Dutch Shell will issue two classes of shares. RD shareholders will be offered ‘A’ shares and ST&T shareholders will be offered ‘B’ shares. Dividends declared on the ‘A’ shares and ‘B’ shares will be identical and each will be paid quarterly.

The ‘A’ shares and ‘B’ shares will rank pari passu in all respects except for the dividend access mechanism described below.

Dividends paid on ‘A’ shares of Royal Dutch Shell will be paid by Royal Dutch Shell in the usual way and will therefore be Dutch-sourced. Subject to any changes in Dutch law, the tax treatment of such dividends will therefore be the same as the tax treatment of dividends currently paid on RD ordinary shares. Dutch-sourced dividends are subject to Dutch withholding tax (unless an exemption is available).

It is intended that holders of ‘B’ shares in Royal Dutch Shell will receive dividends that are UK-sourced and therefore subject to UK tax treatment (and not Dutch tax treatment). This will be achieved through a dividend access mechanism, which has been approved by the relevant Dutch authorities. In the event that it is not possible to pay the ‘B’ shareholders all of their dividends from UK-sourced income, then the shortfall will be made up with dividends which are Dutch-sourced. The dividend access mechanism may be suspended or terminated at any time by the Directors, without financial recompense, for instance in response to changes in relevant tax legislation.

Conditions

The conditions that need to be satisfied for the Transaction to be implemented will be set out in detail in the formal documentation for the Tender Offer and the Scheme and are expected to include:

•	Approval of the Scheme, at a meeting to be convened by the English High Court, by a majority in number representing not less than 75 per cent in value of those ST&T shareholders present and voting either in person or by proxy;

•	The passing of related resolutions by shareholders of ST&T at an extraordinary general meeting;

•	The passing of a resolution by shareholders of RD approving an implementation agreement relating to the proposals;

•	The number of RD ordinary shares irrevocably tendered for acceptance in the Tender Offer representing at least 95 per cent of the outstanding RD ordinary shares or such lesser percentage as Royal Dutch Shell may decide in accordance with applicable law;

•	The admission of Royal Dutch Shell’s ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the listing of Royal Dutch Shell’s ordinary shares on Euronext Amsterdam and its ADRs on the New York Stock Exchange; and

•	Receipt of any necessary regulatory and other consents, including anti-trust consents from the European Commission and relevant authorities in the United States and elsewhere.

In order for the proposals to be implemented, the conditions to both the Tender Offer and the Scheme must be satisfied.

UK City Code

This announcement is being made pursuant to Rule 2.4 of the City Code and there is no formal obligation, at this stage, on Royal Dutch Shell to proceed with the Scheme and the Tender Offer. However, it is currently the intention of the Boards to proceed with the proposals and a further announcement pursuant to Rule 2.5 of the City Code, containing full details of the terms and conditions to which the Transaction will be subject, is expected to be made in due course.

AFM

This announcement is a public announcement as meant within section 9b paragraph 2 sub (a) of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

8.	Other matters

ADRs

To facilitate Royal Dutch Shell’s listing on the New York Stock Exchange, an ADR programme will be established for both the ‘A’ shares and the ‘B’ shares. US and other shareholders in RD and ST&T (including existing holders of RD ordinary shares and of ST&T ADRs, both listed on the New York Stock Exchange) will have the option of exchanging their existing securities in RD and/or ST&T for Royal Dutch Shell ADRs (or Royal Dutch Shell shares).

It is expected that one Royal Dutch Shell ADR will represent two Royal Dutch Shell shares. Accordingly, New York Stock Exchange listed RD ordinary shares are expected to be exchanged for Royal Dutch Shell ADRs on the following basis:

for every one RD ordinary share currently owned, a RD shareholder will receive one new Royal Dutch Shell ADR and ST&T ADRs are expected to be exchanged for Royal Dutch Shell ADRs on the following basis:

for every one ST&T ADR currently owned, a ST&T ADR holder will receive approximately 0.8621 new Royal Dutch Shell ADRs

These expected exchange terms are based on the current number of RD and ST&T shares in issue.

Buybacks

To date, RD, ST&T and other Group companies have completed $1.7 billion of the $2.0 billion buyback programme (including stock option hedges) announced in April 2004. Given applicable US securities laws, the buyback programme will be suspended for the time being.

Employee share plans

The intention is to provide for rollovers of Group share plan participants’ existing options or other rights over RD or ST&T shares into equivalent rights over Royal Dutch Shell shares, subject to detailed analysis of local legal requirements. Therefore, participants will maintain their interests in the Group. It is not intended that the rollovers will lead to any other amendments of the terms of the existing options or other rights over RD or ST&T shares.

AGMs

It is intended that, in general, Annual General Meetings of Royal Dutch Shell will be held in The Netherlands. A video-link to a UK venue will be made available to facilitate the attendance and participation of UK based shareholders.

Shareholder Communications

The report and accounts of Royal Dutch Shell and all communications with its shareholders will be produced in English and Dutch translations will be available.

Removal of priority shares

As announced on 17 June 2004, a proposal to abolish the RD Priority Shares will be put to the RD Annual General Meeting in April 2005. It is intended that the proposal will be effected through a buyback of the Priority Shares at their nominal value.

Removal of ST&T Preference Shares

In conjunction with the implementation of the Transaction, proposals will be made by ST&T to the holders of its 5.5 per cent First Preference Shares and its 7 per cent Second Preference Shares for their cancellation and repayment.

Delisting of RD and ST&T from certain exchanges

RD and ST&T intend to de-list their shares from the following stock exchanges in parallel with but not conditional upon the implementation of the Transaction: RD — Zurich, Luxemburg, Vienna, Brussels, Paris, Frankfurt and other German exchanges; ST&T — Brussels, Paris, Frankfurt and other German exchanges.

Registered shares

All of Royal Dutch Shell’s ordinary shares will be issued in registered form.

Accounting basis

Royal Dutch Shell will account for its assets and liabilities on an historical cost (or carry-over) basis under International Financial Reporting Standards (“IFRS”) and US GAAP.

9.	Recommendations

The Boards of RD and ST&T, who have received financial advice from Citigroup and Rothschild, believe that the proposed Transaction is in the interests of shareholders of RD and ST&T as a whole. In providing their advice to the Boards of RD and ST&T, Citigroup and Rothschild have relied on the RD and ST&T Boards’ commercial assessments of the proposed Transaction. Citigroup and Rothschild are also financial advisers to Royal Dutch Shell in respect of the Transaction.

Tender Offer for RD

The Supervisory Board and the Management Board of RD have duly considered the strategic, financial and social aspects of the proposed Transaction and expect to confirm in the offer documents that the proposed Transaction is in the best interests of RD, its shareholders and other stakeholders in RD. The Supervisory Board and the Management Board of RD have been advised by ABN AMRO and received a separate opinion from ABN AMRO that, as at 27 October 2004, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the exchange ratio to be used in the Tender Offer is fair, from a financial point of view, to the holders of RD ordinary shares.

The Supervisory Board and the Management Board of RD expect to confirm in the offer documents their opinion that the proposed Transaction is fair and reasonable to the shareholders of RD. Therefore, the Supervisory Board and the Management Board support the proposed Transaction and expect to unanimously recommend that RD Shareholders accept the Tender Offer and tender their shares.

Scheme for ST&T

The Directors of ST&T, who have been so advised by Deutsche Bank, consider the terms of the proposed Transaction to be fair and reasonable. In providing advice to the Directors of ST&T, Deutsche Bank has taken into account the commercial assessments of the Directors of ST&T.

Accordingly, the Directors of ST&T expect unanimously to recommend that their shareholders vote, and that the holders of ST&T ADRs instruct the Depository to vote, in favour of the Scheme as they expect to do in respect of their own beneficial shareholdings (representing less than one per cent of the issued share capital of ST&T).

Citigroup Global Markets Limited (“Citigroup”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to the proposals.

NM Rothschild & Sons Limited (“Rothschild”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Rothschild, nor for providing advice in relation to the proposals.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for RD (and has provided certain financial services, and following consummation of the Transaction may provide certain financial or investment banking services to Royal Dutch Shell) and nobody else in connection with the proposals and will not be responsible to anyone other than RD and Royal Dutch Shell for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the proposals.

Deutsche Bank AG London (“Deutsche Bank”) is acting for ST&T and nobody else in connection with the proposals and will not be responsible to anyone other than ST&T for providing the protections afforded to clients of Deutsche Bank, nor for providing advice in relation to the proposals.

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposal available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This announcement does not constitute an offer or invitation to subscribe for securities. If the proposals described in this announcement are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposals, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus in the event that they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus are expected to be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in

The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in March 2005.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of ST&T, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of ST&T is required to disclose by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Scheme becomes effective or is withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by Royal Dutch Shell, RD or ST&T or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129.